Exhibit 99.1

Press release

WiLAN and Samsung Agree to a Long-Term License

Samsung renews wireless license agreement

OTTAWA, Canada – June 20, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that WiLAN and Samsung Electronics Co., Ltd. (“Samsung”) have entered into a broad long-term license renewal to WiLAN’s patents for Samsung’s wireless mobile products and networking infrastructure equipment. The agreement further includes patent assignments.

Under the license agreement, WiLAN grants Samsung a license to its patents for wireless mobile products, such as handsets, tablets, laptops, and networking infrastructure equipment. This new license renews the previous license covering wireless products but adds significantly greater patent scope and term of years. All other terms of the license agreement are confidential.

“Samsung is the world’s top mobile handset vendor and a leading innovator in the wireless industry, and we are pleased to continue providing use of our patents in Samsung’s mobile space,” said Michael Vladescu, COO. “We believe that together we can further collaborate on building strong patent portfolios and more effectively service our respective IP needs in the future.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “we believe” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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